FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of August 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



August 7, 2009


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Consolidated Financial Statements
for the First Quarter Ended June 30, 2009

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the first quarter ended June 30, 2009 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
June 30, 2009 and March 31, 2009

                                                                                   Millions of Yen
                                                                                ---------------------
                                                                                 June 30,   March 31,
ASSETS                                                                             2009        2009
-----------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                      196,098     258,484
   Time deposits                                                                    1,805       2,043
   Trade receivables:
      Notes                                                                        46,474      45,781
      Accounts                                                                    428,738     460,519
      Less- Allowance for doubtful receivables                                    (21,275)    (21,533)
   Current maturities of long-term finance receivables, net                       197,727     195,617
   Inventories:
      Finished goods                                                              108,540     123,798
      Work in process and raw materials                                            84,793      67,772
   Deferred income taxes and other                                                 79,735      79,385
-----------------------------------------------------------------------------------------------------
         Total current assets                                                   1,122,635   1,211,866
-----------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                            45,509      45,693
   Buildings                                                                      240,014     235,905
   Machinery and equipment                                                        638,780     613,879
   Construction in progress                                                        21,221      23,459
-----------------------------------------------------------------------------------------------------
         Total                                                                    945,524     918,936
   Less- accumulated depreciation                                                (677,435)   (649,600)
-----------------------------------------------------------------------------------------------------
         Net property, plant and equipment                                        268,089     269,336
-----------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                             458,704     465,262
   Investment securities                                                           54,624      47,815
   Investments in and advances to affiliates                                        1,209       1,248
   Goodwill                                                                       253,697     250,330
   Other intangible assets                                                        161,311     165,126
   Lease deposits and other                                                       104,122     102,512
-----------------------------------------------------------------------------------------------------
         Total investments and other assets                                     1,033,667   1,032,293
-----------------------------------------------------------------------------------------------------
Total                                                                           2,424,391   2,513,495
=====================================================================================================

                                                                                   Millions of Yen
                                                                                ---------------------
                                                                                 June 30,   March 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                                               2009        2009
-----------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                           82,027     184,210
   Current maturities of long-term indebtedness                                    88,597      85,582
   Trade payables:
      Notes                                                                        13,402      12,914
      Accounts                                                                    233,010     272,499
   Accrued income taxes                                                             5,298      10,317
   Accrued expenses and other                                                     223,173     207,969
-----------------------------------------------------------------------------------------------------
         Total current liabilities                                                645,507     773,491
-----------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                                         551,049     509,403
   Accrued pension and severance costs                                            153,859     156,625
   Deferred income taxes                                                           47,487      49,626
-----------------------------------------------------------------------------------------------------
         Total long-term liabilities                                              752,395     715,654
-----------------------------------------------------------------------------------------------------
Ricoh Shareholders' Equity:
   Common stock                                                                   135,364     135,364
   Additional paid-in capital                                                     186,083     186,083
   Retained earnings                                                              805,741     815,725
   Accumulated other comprehensive loss                                          (113,421)   (125,121)
   Treasury stock at cost                                                         (36,701)    (36,678)
-----------------------------------------------------------------------------------------------------
         Total Ricoh shareholders' equity                                         977,066     975,373
-----------------------------------------------------------------------------------------------------
Noncontrolling interest                                                            49,423      48,977
-----------------------------------------------------------------------------------------------------
Total equity                                                                    1,026,489   1,024,350
-----------------------------------------------------------------------------------------------------
Total                                                                           2,424,391   2,513,495
=====================================================================================================

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
For the First Quarter Ended June 30, 2008 and 2009

                                                                                             Millions of Yen
                                                                                -----------------------------------------
                                                                                First quarter ended   First quarter ended
                                                                                   June 30, 2008         June 30, 2009
-------------------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                            275,485               225,311
   Post sales and rentals                                                              221,044               241,379
   Other revenue                                                                        25,045                24,699
-------------------------------------------------------------------------------------------------------------------------
      Total                                                                            521,574               491,389
-------------------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                            175,250               159,051
   Post sales and rentals                                                               98,441               113,074
   Other revenue                                                                        19,486                18,959
-------------------------------------------------------------------------------------------------------------------------
      Total                                                                            293,177               291,084
-------------------------------------------------------------------------------------------------------------------------
      Gross profit                                                                     228,397               200,305
Selling, general and administrative expenses                                           188,647               194,229
-------------------------------------------------------------------------------------------------------------------------
      Operating income                                                                  39,750                 6,076
-------------------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                         (1,288)                 (583)
   Interest expense                                                                      1,069                 2,103
   Foreign currency exchange (gain) loss, net                                           (2,935)                  944
   Other, net                                                                             (831)                  197
-------------------------------------------------------------------------------------------------------------------------
      Total                                                                             (3,985)                2,661
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates                         43,735                 3,415
Provision for income taxes:
   Current                                                                              19,479                 6,012
   Deferred                                                                             (2,654)               (4,133)
-------------------------------------------------------------------------------------------------------------------------
      Total                                                                             16,825                 1,879
-------------------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                             7                     4
Consolidated net income                                                                 26,917                 1,540
-------------------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interest                                       1,174                   637
-------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                                          25,743                   903
=========================================================================================================================


                                                                                           Yen                   Yen
                                                                                -----------------------------------------
Per share of common stock:
-------------------------------------------------------------------------------------------------------------------------
   Basic                                                                                 35.71                  1.24
   Diluted                                                                               34.75                  1.20
-------------------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                         17.00                 15.00
=========================================================================================================================
Per American Depositary Share, each representing 5 shares of common stock:
-------------------------------------------------------------------------------------------------------------------------
   Basic                                                                                178.55                  6.20
   Diluted                                                                              173.75                  6.00
-------------------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                         85.00                 75.00
=========================================================================================================================

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
For the First Quarter Ended June 30, 2008 and 2009

                                                                                             Millions of Yen
                                                                                -----------------------------------------
                                                                                First Quarter ended   First Quarter ended
                                                                                   June 30, 2008         June 30, 2009
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                             26,917                1,540
   Adjustments to reconcile net income to net cash
      provided by operating activities-
      Depreciation and amortization                                                    24,312               23,836
      Equity in earnings of affiliates, net of dividends received                          (7)                  (4)
      Deferred income taxes                                                            (2,654)              (4,133)
      Losses on disposals and sales of property, plant and equipment                      348                   86
      Pension and severance costs, less payment                                           695                 (550)
      Changes in assets and liabilities, net of effects from acquisition-
         Decrease in trade receivables                                                    238               35,697
         (Increase) Decrease in inventories                                           (18,258)                 241
         (Increase) Decrease in finance receivables                                   (11,369)               8,134
         Decrease in trade payables                                                   (16,658)             (39,847)
         Increase in accrued income taxes and accrued expenses and other                9,427                4,306
      Other, net                                                                       (2,726)               3,238
-------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                     10,265               32,544
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                                     0                  178
   Expenditures for property, plant and equipment                                     (20,414)             (17,384)
   Payments for purchases of available-for-sale securities                               (504)                (602)
   Proceeds from sales of available-for-sale securities                                   224                  910
   (Increase) Decrease in time deposits, net                                             (377)                 218
   Purchase of business, net of cash acquired                                          (4,717)              (4,760)
   Other, net                                                                          (4,914)              (5,124)
-------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                        (30,702)             (26,564)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                                13,777               28,903
   Repayment of long-term indebtedness                                                (17,515)             (21,626)
   Increase (Decrease) in short-term borrowings, net                                   34,484             (101,061)
   Proceeds from issuance of long-term debt securities                                     --               35,000
   Dividends paid                                                                     (12,256)             (10,885)
   Payment for purchase of treasury stock                                                 (54)                 (30)
   Other, net                                                                            (387)                (276)
-------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                           18,049              (69,975)
-------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                            6,040                1,609
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                               3,652              (62,386)
-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        170,607              258,484
-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                            174,259              196,098
=========================================================================================================================

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the first quarter ended June 30, 2009 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity as defined by the FASB Interpretation ("FIN") No. 46 (revised December
2003), "Consolidated of Variable Interest Entities" are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 % ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to June 30.

(B) REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force ("EITF") Issue No.00-21, "Revenue Arrangements with Multiple Deliverables". Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C) FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) in Ricoh shareholders' equity.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D) CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 7, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133, as amended, Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F) ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G) SECURITIES

Ricoh applies SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities", which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of June 30, 2009 and March 31, 2009, Ricoh's investments in debt and marketable equity securities are classified as trading or available-for-sale securities. Trading securities are reported at fair value with gains and losses recognized in current earnings. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H) INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J) CAPITALIZED SOFTWARE COSTS

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Ricoh capitalizes qualifying cost of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that results in additional functionality are capitalized. The capitalized software is amortized on a straight line basis over their estimated useful lives.

(K) GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141 (revised 2007), "Business Combinations" requires the use of the acquisition method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires goodwill to be tested at least annually for impairment. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

(L) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit

Pension and Other Postretirement Plans." Under SFAS 158, Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans on the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M) INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled.

Ricoh applies FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109". Ricoh recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statement of income.

(N) RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O) SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q) EARNINGS PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per common share is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R) NON-CASH TRANSACTIONS

There were no significant non-cash transactions for the first quarter ended June 30, 2008.

The following non-cash transactions for the first quarter ended June 30, 2009 have been excluded from the consolidated statements of cash flows:

                                                               Millions of yen
                                                             -------------------
                                                             First quarter ended
                                                                June 30, 2009
--------------------------------------------------------------------------------
Debt assumed in connection with business acquisition                3,941
================================================================================

(S) USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in purchase business combinations and pension accounting.

(T) RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

In December 2007, the FASB issued SFAS No.141 (revised 2007), "Business Combinations " ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and was adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of SFAS 141R did not have a material effect on Ricoh's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." This Statement requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, Ricoh will adopt SFAS 160 in fiscal year 2009 via retrospective application of the presentation and disclosure requirements. In accordance with SFAS 160, noncontrolling interest which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interest. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements of cash flows have been reclassified or adjusted to conform to SFAS 160.

In May 2009, the FASB issued SFAS No.165, "Subsequent Events." SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date -- that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for fiscal years ended after June 15, 2009, and interim periods within those fiscal years. SFAS 165 was be adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of SFAS 165 did not have any effect on Ricoh's consolidated financial position or results of operations.

In April 2008, the FASB finalized FSP 142-3, "Determination of the Useful Life of Intangible Assets". The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and was adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of SFAS 142-3 did not have a material effect on Ricoh's consolidated financial position or results of operations.

(U) NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2009, the FASB issued SFAS No.166, "Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140." This statement eliminates the concept of a qualifying special-purpose entity ("QSPE"), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, removes the guaranteed mortgage securitization recharacterization provisions and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods. SFAS 166 will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of SFAS 166 will have on its consolidated results of operations and financial condition.

In June 2009, the FASB issued SFAS No.167, "Amendments to FASB Interpretation No. 46(R)". This statement requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE's primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. SFAS 167 is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods. Earlier application is prohibited. SFAS 167 will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of SFAS 167 will have on its consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets." FSP FAS 132(R)-1 requires additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009 and will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of FSP FAS 132(R)-1 to have an impact on its consolidated results of operations and financial condition.

(V) RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's consolidated financial statement to confirm with the presentation used for the first quarter ended June 30, 2009.

In accordance with SFAS 160, noncontrolling interest which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interest.

Purchase of business, net of cash acquired which was included in other, net of "CASH FLOWS FROM INVESTING ACTIVITIES" on the consolidated statements of cash flows for the first quarter ended June 30, 2008, are shown separately from the first quarter ended June 30, 2009.

2. SECURITIES

Marketable securities and investment securities as of June 30, 2009 and March 31, 2009 consist of the following:

                                                          Millions of Yen
                                                  ------------------------------
                                                  June 30, 2009   March 31, 2009
--------------------------------------------------------------------------------
Marketable securities:
   Trading securities                                     --             725
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                      53,150          46,341
   Non-marketable equity securities                    1,474           1,474
--------------------------------------------------------------------------------
                                                      54,624          47,815
================================================================================

The current and non-current security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of June 30, 2009 and March 31, 2009 are as follows:

                                                          Millions of Yen
                       -------------------------------------------------------------------------------------
                                     June 30, 2009                               March 31, 2009
                       -----------------------------------------   -----------------------------------------
                                   Gross        Gross                          Gross        Gross
                                unrealized   unrealized                     unrealized   unrealized
                                  holding      holding     Fair               holding      holding     Fair
                        Cost       gains       losses      value    Cost       gains       losses      value
------------------------------------------------------------------------------------------------------------
Non-current:
   Equity securities   42,683      9,269         660      51,292   43,002      2,650         590      45,062
   Corporate debt
      securities        1,822         36          --       1,858    1,279          0          --       1,279
------------------------------------------------------------------------------------------------------------
                       44,505      9,305         660      53,150   44,281      2,650         590      46,341
============================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2009 are as follows:

                                                       Millions of Yen
                         ---------------------------------------------------------------------------
                           Less than 12 months       12 months or longer              Total
                         -----------------------   -----------------------   -----------------------
                                         Gross                     Gross                     Gross
                                      unrealized                unrealized                unrealized
                                        holding                   holding                   holding
                         Fair value     losses     Fair value     losses     Fair value     losses
----------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities        1,703         546          514          114         2,218         660
====================================================================================================

Ricoh judged the decline in fair value of investment securities at yearend to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of June 30, 2009 are as follows:

                                                                Millions of Yen
                                                              ------------------
                                                               Cost   Fair value
--------------------------------------------------------------------------------
Due after one year through five years                           459        464
Over five years                                               1,363      1,394
--------------------------------------------------------------------------------
                                                              1,822      1,858
================================================================================

Proceeds from the sales of available-for-sale securities were Yen 224 million and Yen 910 million for the first quarter ended June 30, 2008 and 2009, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the first quarter ended June 30, 2008 and 2009.

There were no significant realized gains or losses on valuation of available-for-sale securities for the first quarter ended June 30, 2008 and 2009.

3. INCOME TAXES

The estimated annual effective tax rate for fiscal year 2009 was approximately 55 percent as of June 30, 2009. The estimated rate differed from the approximately 41 percent statutory tax rate due primarily to the net increase in valuation allowance for deferred tax assets.

4. EQUITY

The change in Ricoh shareholders' equity, noncontrolling interest and total equity for the three months ended June 30, 2008 and 2009 is as follow:

Ricoh adopted the measurement date provisions of SFAS 158 on April 1, 2008. The adoption of the measurement date provisions resulted in adjustments to change in Ricoh shareholders' equity and total equity as of April 1, 2008.

                                                                              Millions of Yen
                                          ---------------------------------------------------------------------------------------
                                               First quarter ended June 30, 2008            First quarter ended June 30, 2009
                                          ------------------------------------------   ------------------------------------------
                                              Ricoh                                        Ricoh
                                          Shareholders'   Noncontrolling     Total     Shareholders'   Noncontrolling     Total
                                              Equity         Interest        Equity        Equity         Interest        Equity
---------------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period                 1,080,196         58,283       1,138,479      975,373           48,977      1,024,350
---------------------------------------------------------------------------------------------------------------------------------
   Cumulative effect of adjustment
      from applying measurement date
      provisions of SFAS No.158, net
      of tax                                     (649)            --            (649)          --               --             --
---------------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period as adjusted     1,079,547         58,283       1,137,830      975,373           48,977      1,024,350
---------------------------------------------------------------------------------------------------------------------------------
   Net income                                  25,743          1,174          26,917          903              637          1,540
   Unrealized gains on securities               2,303             32           2,335        3,472               43          3,515
   Pension liability adjustments                1,656             26           1,682        2,800               25          2,825
   Unrealized gains (losses) on
      derivatives                                 381             90             471         (351)              (1)          (352)
   Foreign currency translation
      adjustments                              25,477             85          25,562        5,779               24          5,803
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                           55,560          1,407          56,967       12,603              728         13,331
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock                (12,256)            --         (12,256)     (10,885)              --        (10,885)
Distributions to Noncontrolling
   interest                                        --           (407)           (407)          --             (282)          (282)
Payment to acquire Treasury stock                 (39)            --             (39)         (23)              --            (23)
Other                                              (1)           (55)            (56)          (2)              --             (2)
---------------------------------------------------------------------------------------------------------------------------------
Equity, End of Period                       1,122,811         59,228       1,182,039      977,066           49,423      1,026,489
=================================================================================================================================

5. DIVIDENDS

Cash dividends paid during the first quarter ended June 30, 2009 is as follows:

Resolved at the General meetings of Shareholders on June 25, 2009
--------------------------------------------------------------------------------
   Total amount of dividends (million of yen)                             10,885
   Dividend per share of common stock (yen)                                15.00
   Record date                                                    March 31, 2009
   Effective date                                                  June 26, 2009
   Resource for dividend                                       Retained earnings
================================================================================

6. PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,346.45 and Yen 1,344.08 as of June 30, 2009 and March 31, 2009, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the first quarter ended June 30, 2009 and the year ended March 31, 2009.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                               Thousands of shares
                                                    -----------------------------------------
                                                    First quarter ended   First quarter ended
                                                       June 30, 2008         June 30, 2009
---------------------------------------------------------------------------------------------
Weighted average number of shares of common stock         720,932               725,680
   outstanding
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                     19,741                19,741
---------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                740,673               745,421
=============================================================================================

                                                                 Millions of Yen
                                                    -----------------------------------------
                                                    First quarter ended   First quarter ended
                                                       June 30, 2008         June 30, 2009
---------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.            25,743                  903
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                        (6)                  (6)
---------------------------------------------------------------------------------------------
Diluted net income                                        25,737                  897
=============================================================================================

                                                                       Yen
                                                    -----------------------------------------
                                                    First quarter ended   First quarter ended
                                                       June 30, 2008         June 30, 2009
---------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                                   35.71                  1.24
   Diluted                                                 34.75                  1.20
=============================================================================================

7. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the first quarter ended June 30, 2009 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the first quarter ended June 30, 2009 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 210 million of the balance of accumulated other comprehensive loss as of June 30, 2009.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

Contract amounts of derivative instruments at June 30, 2009 are shown in the following tables:

June 30, 2009                                                    Millions of Yen
--------------------------------------------------------------------------------
Interest rate swap agreements                                        317,446
Foreign currency contracts                                           136,116
Foreign currency options                                              22,910
================================================================================

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments under SFAS No. 133

                                                          Millions of Yen
                                   ------------------------------------------------------------
                                              Current                        Long-term
                                   -----------------------------   ----------------------------
                                     Balance Sheet                  Balance Sheet
                                       Location       Fair Value       Location      Fair Value
-----------------------------------------------------------------------------------------------
Asset Derivatives
                                    Deferred income                 Lease deposits
   Interest rate swap agreements    taxes and other       29          and other           135
-----------------------------------------------------------------------------------------------
Liability Derivatives
                                   Accrued expenses                Deferred income
   Interest rate swap agreements       and other           6       taxes and other      1,553
===============================================================================================

Derivatives not designated as hedging instruments under SFAS No. 133

                                                          Millions of Yen
                                   ------------------------------------------------------------
                                              Current                        Long-term
                                   -----------------------------   ----------------------------
                                     Balance Sheet                  Balance Sheet
                                       Location       Fair Value       Location      Fair Value
-----------------------------------------------------------------------------------------------
Asset Derivatives
   Foreign currency contracts       Deferred income        617                             --
   Foreign currency options         taxes and other         96                             --
-----------------------------------------------------------------------------------------------
   Total                                                   713                             --
-----------------------------------------------------------------------------------------------
Liability Derivatives
   Interest rate swap agreements                             8                            380
   Foreign currency contracts      Accrued expenses      1,985     Deferred income        864
   Foreign currency options            and other           495     taxes and other         --
-----------------------------------------------------------------------------------------------
   Total                                                 2,488                          1,244
===============================================================================================

                                                                     Millions of
                                                                         Yen
                                                                     -----------
                                                                      Fair Value
--------------------------------------------------------------------------------
Total Asset Derivatives                                                   877
Total Liability Derivatives                                             5,291
================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the first quarter ended June 30, 2009 are shown in the following tables:

Derivatives designated as hedging instruments under SFAS No. 133

                                                                        Millions of Yen
                                -----------------------------------------------------------------------------------------------
                                   Gain or (Loss)
                                 Recognized in OCI    Gain or (Loss) Reclassified from
                                   on Derivative         Accumulated OCI Into Income     Gain or (Loss) Recognized in Income on
                                (Effective Portion)          (Effective Portion)            Derivative (Ineffective Portion)
                                -----------------------------------------------------------------------------------------------
                                      Amount              Location           Amount           Location             Amount
-------------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (368)          Interest expense        (16)               --                  --
===============================================================================================================================

                                                     Millions of Yen
                                ---------------------------------------------------------
                                Gain or (Loss) Recognized   Gain or (Loss) on Hedged Item
                                 in Income on Derivative         Recognized in Income
                                ---------------------------------------------------------
                                    Location       Amount       Location         Amount
-----------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements   Interest income      52     Interest expense      (91)
=========================================================================================

Derivatives not designated as hedging instruments under SFAS No. 133

                                                              Millions of Yen
                                                           ---------------------
                                                             Location     Amount
--------------------------------------------------------------------------------
Interest rate swap agreements                              Other income       23
Foreign currency contracts                                 Other income      230
Foreign currency options                                   Other income    1,044
--------------------------------------------------------------------------------
Total                                                                      1,297
================================================================================

8. COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 298 million as of June 30, 2009.

As of June 30, 2009 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

9. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  MARKETABLE SECURITIES AND INVESTMENT SECURITIES

The fair value of the marketable securities and investment securities is principally based on quoted market price.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E)  INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of June 30, 2009 and March 31, 2009 are summarized as follows:

                                                    Millions of Yen
                                     ---------------------------------------------
                                         June 30, 2009           March 31, 2009
                                     ---------------------   ---------------------
                                     Carrying    Estimated   Carrying    Estimated
                                      amount    fair value    amount    fair value
----------------------------------------------------------------------------------
Marketable securities and
   Investment securities               54,624      54,624      48,540      48,540
Installment loans                      62,969      62,968      60,781      60,754
Long-term indebtedness               (551,049)   (542,746)   (509,403)   (500,774)
Interest rate swap agreements, net     (1,783)     (1,783)     (1,031)     (1,031)
Foreign currency contracts, net        (2,232)     (2,232)     (2,994)     (2,994)
Foreign currency options, net            (399)       (399)     (1,443)     (1,443)
==================================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. FAIR VALUE MEASUREMENTS

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.

Pursuant to the provisions of FSP 157-2, Ricoh adopted SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis in the first quarter beginning April 1, 2009.

During the three months ended June 30, 2009, there were no circumstances that required any nonfinancial assets or nonfinancial liabilities that are not measured at fair value in the financial statements on a nonrecurring basis.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table presents the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2009 and March 31, 2009.

                                                          Millions of Yen
                                               ------------------------------------
                                                          June 30, 2009
                                               ------------------------------------
                                               Level 1   Level 2   Level 3    Total
-----------------------------------------------------------------------------------
Assets:
   Available-for-sale securities                51,850       --        --    51,850
   Derivative instruments                           --      877        --       877
   Other investments                                --       --     4,289     4,289
-----------------------------------------------------------------------------------
      Total assets                              51,850      877     4,289    57,016
===================================================================================
Liabilities:
   Derivatives instruments                          --    5,291        --     5,291
-----------------------------------------------------------------------------------
      Total liabilities                             --    5,291        --     5,291
===================================================================================

                                                         Millions of Yen
                                               ------------------------------------
                                                          March 31, 2009
                                               ------------------------------------
                                               Level 1   Level 2   Level 3    Total
-----------------------------------------------------------------------------------
Assets:
   Trading and Available-for-sale securities    45,761       --        --    45,761
   Derivative instruments                           --    1,359        --     1,359
   Other investments                                --       --     4,293     4,293
-----------------------------------------------------------------------------------
      Total assets                              45,761    1,359     4,293    51,413
===================================================================================
Liabilities:
   Derivatives instruments                          --    6,827        --     6,827
-----------------------------------------------------------------------------------
      Total liabilities                             --    6,827        --     6,827
===================================================================================

Trading and Available-for-sale securities

Trading and Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks. The following table presents a reconciliation of activity for such retained interests on a net basis.

                                                               Millions of Yen
                                                             -------------------
                                                             First quarter ended
                                                                June 30, 2009
                                                             -------------------
                                                              Other investments
--------------------------------------------------------------------------------
Balance at beginning of period                                      4,293
   Total gains or losses (realized and unrealized)
      Included in net income                                           --
      Included in other comprehensive income (loss)                    --
   Sales, collections and repurchases, net                             (4)
--------------------------------------------------------------------------------
Balance at end of period                                            4,289
================================================================================

                                                               Millions of Yen
                                                             -------------------
                                                             First quarter ended
                                                                June 30, 2008
                                                             -------------------
                                                              Other investments
--------------------------------------------------------------------------------
Balance at beginning of period                                      5,887
   Total gains or losses (realized and unrealized)
      Included in net income                                           --
      Included in other comprehensive income (loss)                    --
   Sales, collections and repurchases, net                         (1,601)
--------------------------------------------------------------------------------
Balance at end of period                                            4,286
================================================================================

11. SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance.

(A) OPERATING SEGMENT INFORMATION

                                                        Millions of Yen
                                           -----------------------------------------
                                           First quarter ended   First quarter ended
                                              June 30, 2008         June 30, 2009
------------------------------------------------------------------------------------
Sales-
   Imaging & Solutions                           455,258               436,820
   Industrial Products                            34,253                25,648
   Other                                          33,221                29,815
   Intersegment transaction                       (1,158)                 (894)
------------------------------------------------------------------------------------
   Consolidated                                  521,574               491,389
====================================================================================
Operating Income(Loss)-
   Imaging & Solutions                            55,418                23,859
   Industrial Products                             1,006                  (354)
   Other                                             513                  (278)
   Elimination                                        (1)                   (4)
   Unallocated expense                           (17,186)              (17,147)
------------------------------------------------------------------------------------
   Consolidated                                   39,750                 6,076
====================================================================================
Other, net                                         3,985                (2,661)
====================================================================================
Income before Income Taxes and Equity in
   Earnings of Affiliates                         43,735                 3,415
====================================================================================

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers for the first quarter ended June 30, 2008 and 2009 are as follows:

                                                        Millions of Yen
                                           -----------------------------------------
                                           First quarter ended   First quarter ended
                                              June 30, 2008         June 30, 2009
------------------------------------------------------------------------------------
Sales-
   Japan                                         233,869               206,739
   The Americas                                  101,664               142,770
   Europe                                        148,671               113,750
   Other                                          37,370                28,130
------------------------------------------------------------------------------------
   Consolidated                                  521,574               491,389
====================================================================================

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the first quarter ended June 30, 2008 and 2009. In addition to the disclosure requirements under SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instrument and Exchange Law, which a Japanese public company is subject to.

                                                        Millions of Yen
                                           -----------------------------------------
                                           First quarter ended   First quarter ended
                                              June 30, 2008         June 30, 2009
------------------------------------------------------------------------------------
Sales-
   Japan
         External customers                      241,120               210,421
         Intersegment                            123,371                90,510
------------------------------------------------------------------------------------
            Total                                364,491               300,931
------------------------------------------------------------------------------------
   The Americas
         External customers                      101,285               142,656
         Intersegment                              1,224                   638
------------------------------------------------------------------------------------
            Total                                102,509               143,294
------------------------------------------------------------------------------------
   Europe
         External customers                      148,256               114,516
         Intersegment                                723                   604
------------------------------------------------------------------------------------
            Total                                148,979               115,120
------------------------------------------------------------------------------------
   Other
         External customers                       30,913                23,796
         Intersegment                             43,927                33,897
------------------------------------------------------------------------------------
            Total                                 74,840                57,693
------------------------------------------------------------------------------------
      Elimination of intersegment sales         (169,245)             (125,649)
------------------------------------------------------------------------------------
   Consolidated                                  521,574               491,389
====================================================================================
Operating Income(Loss)-
   Japan                                          26,076                 2,590
   The Americas                                   (1,213)               (4,733)
   Europe                                         11,669                 5,258
   Other                                           4,567                 2,400
------------------------------------------------------------------------------------
      Elimination of intersegment sales           (1,349)                  561
------------------------------------------------------------------------------------
   Consolidated                                   39,750                 6,076
====================================================================================
Other, net                                         3,985                (2,661)
====================================================================================
Income before Income Taxes and Equity in
   Earnings of Affiliates                         43,735                 3,415
====================================================================================

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the first quarter ended June 30, 2008 and 2009.

12. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the first quarter ended June 30, 2008 and 2009:

                                                        Millions of Yen
                                           -----------------------------------------
                                           First quarter ended   First quarter ended
                                              June 30, 2008         June 30, 2009
------------------------------------------------------------------------------------
Research and development costs                    31,797                27,280
Advertising costs                                  3,340                 1,981
Shipping and handling costs                        5,824                 4,266
====================================================================================

13. SUBSEQUENT EVENTS

There had been no significant subsequent event through August 7, 2009, which is the date the financial statements were issued.